UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07006682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GALILEO GLOBAL SECURITIES, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA, SUITE 1722
(No. and Street)

NEW YORK (City) NEW YORK (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 303-8840, Ext. 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVINE NEIDER WOHL, LLP
(Name – *if individual, state last, first, middle name*)

708 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/11

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GALILEO GLOBAL SECURITIES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO/FINOP

Title


MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL
6
2008
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Members
Galileo Global Securities, LLC

We have audited the accompanying balance sheet of Galileo Global Securities, LLC, as of December 31, 2006 and the related statements of loss and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galileo Global Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Levine Neider Wohl, LLP

March 12, 2007

GALILEO GLOBAL SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash	$ 16,980
Prepaid expenses	535
Total Current Assets	17,515
Start Up Costs- net	12,875
Total Assets	$ 30,390

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 2,117
Total Current Liabilities	2,117
Commitments	
Members' Equity	28,273
Total Members' Equity	28,273
Total Liabilities And Members' Equity	$ 30,390

The accompanying notes are an integral part of the financial statements.

GALILEO GLOBAL SECURITIES, LLC
STATEMENT OF LOSS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	$ -
Expenses:	
Consulting fees	4,117
Accounting	5,335
Regulatory fees	4,788
Education material and training	1,147
Office	210
Amortization	2,029
Rent and utilities	9,187
Telephone	100
Total Expenses	26,913
Loss From Operations	(26,913)
Loss Before Provision For Income Taxes	(26,913)
Provision For Income Taxes	-
Net Loss	(26,913)
Members' Contributions	55,186
Members' Equity – Ending	$ 28,273

The accompanying notes are an integral part of the financial statements.

GALILEO GLOBAL SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -
Net Loss – 2006	(26,913)
Members' Capital Contributed	55,186
Balance, December 31, 2006	$28,273

The accompanying notes are an integral part of the financial statements.

GALILEO GLOBAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Loss	$ (26,913)
Adjustments To Reconcile Net Loss	
To Net Cash Used In Operating Activities:	
Amortization	2,029
(Increase) Decrease In Assets:	
Prepaid expenses	(535)
Increase (Decrease) in Liabilities:	
Accounts payable and accrued expenses	2,117
Net Cash Used In Operating Activities	(23,302)
Cash Flows From Investing Activities:	
Start-up costs	(14,904)
Net Cash Used In Investing Activities	(14,904)
Cash Flows From Financing Activities:	
Members' contributions	55,186
Net Cash Provided By Financing Activities	55,186
Increase In Cash	16,980
Cash – Beginning Of Year	-
Cash – End Of Year	$ 16,980
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

GALILEO GLOBAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Business Organization

Galileo Global Securities, LLC, (the "Company") was formed on November 10, 2005 under the laws of New York. The Company 's corporate office is located in New York City.

The Company operates pursuant to a membership agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated August 14, 2006. It is a limited purpose broker/dealer permitted to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of mergers and acquisitions and placement of private equity capital.

The Company did not have any sales income for the year ended December 31, 2006.

Note 2 - Significant Accounting Policies

The Company files its income tax returns as a partnership, on the cash basis, consolidated with its parent company, Galileo Global Advisors, LLC and is not subject to federal or state income taxes. Therefore, income or losses reflected on the consolidated income tax returns pass directly through to the members' individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 - Net Capital Requirements

By regulatory authority of the Security and Exchange Commission (See Note 4), the Company must limit its aggregate indebtedness not to exceed 800% of its net capital. Net capital as defined, as of December 31, 2006 was $14,863 and aggregate indebtedness was $2,117, resulting in respective net capital ratio of approximately .14 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 12.5% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, or computed at 12.5%. As at December 31, 2006, the Company had actual net capital, as defined, of $14,863, and required minimum net capital of $5,000 as of that date. Net capital at December 31, 2006 of $14,863, is equivalent to approximately 297%, of the minimum net capital requirements.

Note 4 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements (See Note 3).

No material differences exist between the audited computation of net capital and the Company's corresponding Focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Note 5 - Related Party Transactions

During the year ended December 31, 2006, rent expense, in the amount of $8,900, and utilities expenses, in the amount of $287 were charged by Galileo Global Advisors, LLC, an affiliate through common control and management. No formal lease has been executed.

During the year ended December 31, 2006, an affiliate paid for the general insurance of the Company. The affiliate absorbed the cost of the insurance and does not expect to be repaid. The amount of the insurance paid for the Company cannot be determined.

Note 6 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with a high credit quality institution. Such cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC").



Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Galileo Global Securities, LLC

We have audited the accompanying financial statements of Galileo Global Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Neider Wohl, LLP

March 12, 2007

GALIELO GLOBAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net Capital - Total Members' Equity	$ 28,273
Deductions For Non-Allowable Assets:	
Prepaid expenses	(535)
Start up costs – net	(12,875)
	(13,410)
Net Capital Before "Haircuts"	14,863
Net Capital "Haircuts":	
Re: Investment in marketable securities	-
Re: Investment in restricted securities	-
	-
Net Capital After "Haircuts"	$ 14,863
Aggregate Indebtedness	
Included In Balance Sheet:	
Accounts payable and accrued expenses	$ 2,117
Computation of Net Capital Requirement:	
Minimum Net Capital Required	$ 5,000
Excess Net Capital - Based on Minimum Capital	$ 9,863

The accompanying notes are an integral part of the supplementary schedule.



Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
708 Third Avenue, New York, New York 10017
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

To The Board of Directors and Members'
Galileo Global Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Galileo Global Securities, LLC, (the Company) for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-1 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving internal control that we consider to be material weaknesses as defined above. Concerning the approval and authorization of cash disbursements, in addition to the actual signing of the checks – one person performs these functions without any review, approval or authorization of the transactions. The company has kept important Company documents (including unused checks) in unlocked file cabinets. In 2007, the Company has taken steps to lock up important documents.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members' , management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Levine Neider Wohl, LLP

March 12, 2007

END